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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com
News Release
Media Contact: Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com For Immediate Release	Investor Contact: Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

Thomson Reports 9% Revenue Growth and 11% Earnings Per Share Growth for the Third Quarter of 2004

        STAMFORD, Conn., October 26, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC), one of the world's leading information services providers, today reported solid revenue and earnings growth in the third quarter of 2004 compared to the same period last year.

        Revenues rose 9% to $2.22 billion in the quarter and earnings increased 11% to $0.52 per share. After adjusting for discontinued operations, one-time items, and the impact from a tax accounting change, earnings increased 9% to $0.47 per share.

        Thomson President and CEO Richard J. Harrington commented, "Thomson posted revenue increases across each of our businesses, including double-digit gains at our Financial and Scientific & Healthcare market groups. Overall revenue growth once again came largely from our core operations, where we continue to see strong sales of electronically-delivered products, software tools and services, as well as improving conditions in some of our important markets.

        "We also benefited from the contribution of recent acquisitions, particularly at Thomson Financial, where TradeWeb and CCBN — both acquired this year — continue to perform above our initial expectations. Acquisitions help to round out our content and software offerings and enable us to enter new adjacent markets where we see additional growth potential. We have closed or announced acquisitions totaling about $1.5 billion so far in 2004. We don't anticipate any significant additional activity for the balance of the year and will likely see a return to a more normal level in 2005.

        "We are pleased with our performance so far this year and we remain on track to achieve full-year 2004 revenue growth in line with our 7 to 9 percent long-term target. More important, we are positioning Thomson for continued success by offering our customers information solutions that are critical to their daily workflow needs and make them more productive while also strengthening Thomson's position as a trusted business partner."

        -more-

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

Results for the Third Quarter of 2004

        Revenues increased 9% to $2.22 billion in the third quarter of 2004 as a result of core growth, acquisitions and favorable currency translation. Excluding the effects of currency translation, revenues rose 7% in the quarter.

        Earnings attributable to common shares were $344 million, or $0.52 per share, in the third quarter of 2004, compared to $306 million, or $0.47 per share, in the third quarter of 2003. After adjusting for discontinued operations, one-time items, and the impact from a tax accounting change, underlying earnings were $308 million, or $0.47 per share, for the third quarter this year, compared to $280 million, or $0.43 per share, in the third quarter of 2003. The major one-time item in the quarter was a $35 million tax benefit resulting from a UK tax law change.

        Adjusted EBITDA increased 10% to $735 million in the quarter. Adjusted EBITDA margin increased to 33.1% for the third quarter from 32.8% in the prior-year period.

        Free cash flow in the third quarter was up 25% to $360 million, compared to $287 million in 2003 primarily due to higher adjusted EBITDA and a voluntary pension contribution made in the prior-year period for which there was no comparable outlay in 2004.

Market Group Third-Quarter Highlights

Legal & Regulatory

  •
  Revenues were $840 million, a 6% increase over the prior-year period, and adjusted EBITDA grew 4% to $272 million.

  •
  Revenue growth was largely driven by sales of U.S. and international online legal services, strong demand for legal software, growth in the legal education business primarily as a result of increased enrollments, and strong growth in FindLaw, a marketing platform for law firms.

  •
  As the Legal & Regulatory group continued to shift print customers to online products and services, print and CD sales declined slightly in the quarter.

  •
  Adjusted EBITDA growth benefited from higher revenues, partially offset by increased spending related to growth initiatives.

Learning

  •
  Revenues were $752 million, a 5% increase over the prior-year period and adjusted EBITDA grew 9% to $302 million.

  •
  Revenue growth was largely the result of increased sales in higher education, library reference electronic products, and international operations. Revenue growth also reflected increased sales in professional e-testing, corporate e-learning, and vocational education. Growth was offset, in part, by continued weakness in the IT training market.

        -more-

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

Financial

  •
  Revenues grew to $455 million, an increase of 22% over the third quarter of 2003, and adjusted EBITDA increased 21% to $128 million.

  •
  Revenue growth was due primarily to acquired companies (primarily CCBN and TradeWeb). Thomson Financial also posted core revenue growth for the second consecutive quarter.

  •
  The Thomson ONE suite of products continued to gain traction in the marketplace, as sales of Thomson ONE workstations increased 12% in the third quarter of 2004, and increased 46% for the nine-month period, due to new client wins and user migration from legacy products.

Scientific & Healthcare

  •
  Revenues were $187 million, up 11% from the third quarter of 2003, while adjusted EBITDA increased 25% to $50 million.

  •
  Revenue growth was driven by acquisitions, including BIOSIS, continued strong subscription growth of Web of Science, Web of Knowledge and MICROMEDEX, increased revenues from healthcare print products, primarily due to a shift in timing from the fourth quarter to the third quarter of 2004, and growth in customer spending for healthcare decision support products.

  •
  Adjusted EBITDA growth reflected higher revenues and cost management efforts.

Corporate & Other

  •
  On October 8, 2004, Thomson announced it had signed a definitive agreement to sell the Thomson Media group for $350 million in cash to Investcorp. The transaction is expected to close by year-end, subject to regulatory approvals and other customary closing conditions. Beginning in the second quarter of 2004, results for Thomson Media have been reported as discontinued operations and prior periods have been reclassified to reflect this change.

Nine-Months Results

        Revenues for the first nine months of 2004 increased 9% to $5.77 billion. Excluding the effects of currency translation, revenues rose 7% in the first nine months.

        Earnings attributable to common shares were $571 million, or $0.87 per common share, for the first nine months of 2004, compared to $482 million, or $0.74 per common share, in the comparable 2003 period. Adjusted earnings for the nine months of 2004, which exclude discontinued operations, one-time items, and the impact from a tax accounting change, were $481 million, or $0.73 per common share, compared to $356 million, or $0.54 per common share, for the comparable period in 2003. The major one-time items in the nine months of 2004, included a $22 million pretax gain from a legal settlement, as well as a $35 million tax benefit resulting from a UK tax law change.

        Free cash flow for the first nine months of 2004 increased to $691 million, versus $501 million in the comparable 2003 period.

        -more-

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

2004 Financial Outlook

        Thomson expects full-year 2004 revenue growth to be in line with the Corporation's long-term target of 7% to 9% (excluding the effects of currency translation). Full-year 2004 revenue growth will continue to be driven by growth from existing businesses and supplemented by acquisitions.

        Adjusted EBITDA is expected to continue to grow in the fourth quarter versus last year. Full-year adjusted EBITDA margin is expected to improve slightly reflecting continued operating improvements, partially offset by higher pension costs and corporate expenses.

        As stated in the previous outlook, overall adjusted earnings in the second half of the year are expected to grow at a lower rate than in the first half due largely to higher depreciation and a higher effective tax rate versus the second half of 2003.

        Thomson also expects to continue to generate strong free cash flow through the end of 2004.

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.44 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 38,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of third-quarter results beginning at 10:30 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

        -more-

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. Prior periods have been restated for discontinued operations. Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, free cash flow and adjusted earnings from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes interest and taxes, it provides a more standard comparison among businesses by eliminating differences that arise due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income, which normally includes items such as gains and losses on sales of businesses, is excluded from adjusted EBITDA, as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues. Adjusted operating profit is defined as operating profit before amortization of identifiable intangible assets. We use this measure for our segments because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our segments. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

This news release, in particular the section under the heading "2004 Financial Outlook," includes forward-looking statements that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility by our customers to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

CONSOLIDATED STATEMENT OF EARNINGS
(millions of U.S. dollars, except per common share data)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003(1)	2004	2003(1)
		(restated)		(restated)
Revenues	2,223	2,044	5,771	5,305
Cost of sales, selling, marketing, general and administrative expenses	(1,488)	(1,373)	(4,261)	(3,972)
Depreciation	(173)	(162)	(454)	(430)
Amortization	(70)	(69)	(210)	(210)

Operating profit	492	440	846	693
Net other (expense) income	(1)	23	28	79
Net interest expense and other financing costs	(63)	(64)	(176)	(192)
Income taxes	(100)	(101)	(148)	(133)
Equity in net losses of associates, net of tax	—	(3)	(1)	(12)

Earnings from continuing operations	328	295	549	435
Earnings from discontinued operations, net of tax	16	12	24	34

Net earnings	344	307	573	469
Dividends declared on preference shares	—	(1)	(2)	(8)
Net gain on redemption of Series V preference shares	—	—	—	21

Earnings attributable to common shares	344	306	571	482

Basic and diluted earnings per common share	$0.52	$0.47	$0.87	$0.74

Supplemental earnings information:
Earnings attributable to common shares, as above	344	306	571	482
Adjustments:
One time items:
Net other expense (income)	1	(23)	(28)	(79)
Tax on above item	—	9	11	8
Release of tax credits	(35)	—	(35)	—
Net gain on redemption of Series V preference shares	—	—	—	(21)
Interim period effective tax rate normalization(2)	14	—	(14)	—
Discontinued operations	(16)	(12)	(24)	(34)

Adjusted earnings from continuing operations	308	280	481	356

Adjusted basic and diluted earnings per common share from continuing
operations	$0.47	$0.43	$0.73	$0.54

Notes to consolidated statement of earnings

(1)
Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations comprising obligations to restore leased facilities on termination of leases. This standard required restatement of all prior periods. In the consolidated statements of earnings and cash flow, for the three and nine months ended September 30, 2003, depreciation expense was increased by $1 million and $2 million, respectively, and income taxes were decreased by $1 million in each period, resulting in no change in net earnings for the three months ended September 30, 2003 and a decrease of $1 million in net earnings for the nine months ended September 30, 2003. In addition, the company restated all periods to reflect Thomson Media as a discontinued operation.

(2)
Adjustment to reflect income taxes based on the estimated full year effective tax rate of the consolidated group. As a result of this tax accounting change, reported earnings for the three and nine months ended September 30, 2004 reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

CONSOLIDATED BALANCE SHEET
(millions of U.S. dollars)

	September 30, 2004	December 31, 2003(1)
	(unaudited)	(restated)
Assets
Cash and cash equivalents	374	683
Accounts receivable, net of allowances	1,389	1,497
Inventories	324	309
Prepaid expenses and other current assets	303	307
Deferred income taxes	181	181
Current assets of discontinued operations	30	67

Current assets	2,601	3,044
Property and equipment, net	1,579	1,538
Identifiable intangible assets, net	4,499	4,334
Goodwill	8,594	8,089
Other non-current assets	1,316	1,247
Non-current assets of discontinued operations	202	433

Total assets	18,791	18,685

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	19	87
Accounts payable and accruals	1,407	1,520
Deferred revenue	871	939
Current portion of long-term debt	211	484
Current liabilities of discontinued operations	54	115

Current liabilities	2,562	3,145
Long-term debt	4,106	3,684
Other non-current liabilities	1,028	998
Deferred income taxes	1,602	1,608
Non-current liabilities of discontinued operations	29	57

Total liabilities	9,327	9,492
Shareholders' equity
Capital	2,683	2,639
Cumulative translation adjustment	285	259
Retained earnings	6,496	6,295

Total shareholders' equity	9,464	9,193

Total liabilities and shareholders' equity	18,791	18,685

(1)
Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations comprising obligations to restore leased facilities on termination of leases. This standard required restatement of all prior periods. In the consolidated balance sheet, retained earnings at December 31, 2003 were reduced by $7 million. In addition, the company restated the December 31, 2003 balance sheet to reflect Thomson Media as a discontinued operation.

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
		(restated)		(restated)
Cash provided by (used in):
Operating activities
Net earnings	344	307	573	469
Remove earnings from discontinued operations	(16)	(12)	(24)	(34)
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software	9	7	24	31
Depreciation	173	162	454	430
Amortization	70	69	210	210
Net losses (gains) on disposals of businesses and investments	1	(1)	(4)	(57)
Deferred income taxes	(9)	85	4	99
Equity in losses of associates, net of tax	—	3	1	12
Other, net	12	18	102	83
Voluntary pension contribution	—	(50)	—	(50)
Changes in working capital and other items	(68)	(162)	(205)	(294)
Cash provided by operating activities — discontinued operations	15	27	30	46

Net cash provided by operating activities	531	453	1,165	945

Investing activities
Acquisitions	(155)	(64)	(810)	(186)
Proceeds from disposals	—	—	11	284
Additions to property and equipment, less proceeds from disposals	(159)	(147)	(430)	(368)
Other investing activities	(12)	(14)	(40)	(61)
Additions to property and equipment of discontinued operations	—	(3)	(2)	(6)
Proceeds from disposals of discontinued operations	—	—	137	2
Cash used in other investing activities — discontinued operations	—	2	(5)	(15)

Net cash used in investing activities	(326)	(226)	(1,139)	(350)

Financing activities
Proceeds from debt	—	450	434	451
Repayments of debt	(332)	(250)	(332)	(250)
Net borrowings (repayments) under short-term loan facilities	13	(257)	(75)	4
Redemption of Series V preference shares	—	—	—	(311)
Dividends paid on preference shares	—	(2)	(2)	(9)
Dividends paid on common shares	(122)	(115)	(362)	(540)
Other financing activities, net	1	(2)	2	(1)

Net cash used in financing activities	(440)	(176)	(335)	(656)

Translation adjustments	—	7	—	8

(Decrease) increase in cash and cash equivalents	(235)	58	(309)	(53)
Cash and cash equivalents at beginning of period	609	598	683	709

Cash and cash equivalents at end of period	374	656	374	656

Supplemental cash flow information:
Net cash provided by operating activities, as above	531	453	1,165	945
Additions to property and equipment, as above	(159)	(147)	(430)	(368)
Other investing activities, as above	(12)	(14)	(40)	(61)
Additions to property and equipment of discontinued operations	—	(3)	(2)	(6)
Dividends paid on preference shares, as above	—	(2)	(2)	(9)

Free cash flow	360	287	691	501

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

BUSINESS SEGMENT INFORMATION*
(millions of U.S. dollars)
(unaudited)

	Three Months Ended September 30			Nine Months Ended September 30
	2004	2003(4)	Change	2004	2003(4)	Change
Revenues:
Legal & Regulatory	840	793	6%	2,447	2,236	9%
Learning	752	714	5%	1,531	1,438	6%
Financial	455	372	22%	1,260	1,127	12%
Scientific & Healthcare	187	169	11%	564	519	9%
Intercompany eliminations	(11)	(8)		(33)	(30)

Total ongoing businesses	2,223	2,040	9%	5,769	5,290	9%
Disposals(2)	—	4		2	15

Total revenues	2,223	2,044	9%	5,771	5,305	9%

Adjusted EBITDA:(3)
Legal & Regulatory	272	262	4%	751	657	14%
Learning	302	278	9%	337	301	12%
Financial	128	106	21%	340	301	13%
Scientific & Healthcare	50	40	25%	134	120	12%
Corporate and other(1)	(17)	(15)		(49)	(49)

Total ongoing businesses	735	671	10%	1,513	1,330	14%
Disposals(2)	—	—		(3)	3

Total Adjusted EBITDA	735	671	10%	1,510	1,333	13%

Operating Profit:(3)
Adjusted Operating Profit by Segment
Legal & Regulatory	223	215	4%	606	523	16%
Learning	237	218	9%	194	170	14%
Financial	80	62	29%	206	170	21%
Scientific & Healthcare	43	33	30%	113	97	16%
Corporate and other(1)	(21)	(19)		(60)	(60)

Total ongoing businesses	562	509	10%	1,059	900	18%
Disposals(2)	—	—		(3)	3

Total adjusted operating profit	562	509	10%	1,056	903	17%
Amortization	(70)	(69)		(210)	(210)

Operating Profit	492	440	12%	846	693	22%

* Notes to business segment information for continuing operations

(1)
Corporate and other includes corporate costs and costs associated with the Corporation's stock related compensation expense.

(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.

(3)
Please see reconciliations to GAAP measures in the following tables.

(4)
Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations. This standard required restatement of all prior periods. For the three and nine months ended September 30, 2003, adjusted operating profit was decreased by $1 million and $2 million, respectively.

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

RECONCILIATIONS

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT
TO OPERATING PROFIT
(millions of U.S. dollars, unaudited)

	For the Three Months Ended September 30, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	272	302	128	50	(17)	735	—	735
Less:
Depreciation	(49)	(65)	(48)	(7)	(4)	(173)	—	(173)

Adjusted operating profit	223	237	80	43	(21)	562	—	562
Less:
Amortization	(24)	(17)	(23)	(6)	—	(70)	—	(70)

Operating profit	199	220	57	37	(21)	492	—	492

Net other expense								(1)
Net interest expense and other financing costs								(63)
Income taxes								(100)
Equity in net losses of associates, net of tax								—

Earnings from continuing operations								328
Earnings from discontinued operations, net of tax								16

Net earnings								344

	For the Three Months Ended September 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	262	278	106	40	(15)	671	—	671
Less:
Depreciation	(47)	(60)	(44)	(7)	(4)	(162)	—	(162)

Adjusted operating profit	215	218	62	33	(19)	509	—	509
Less:
Amortization	(31)	(17)	(16)	(5)	—	(69)	—	(69)

Operating profit	184	201	46	28	(19)	440	—	440

Net other income								23
Net interest expense and other financing costs								(64)
Income taxes								(101)
Equity in net losses of associates, net of tax								(3)

Earnings from continuing operations								295
Earnings from discontinued operations, net of tax								12

Net earnings								307

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING
PROFIT TO OPERATING PROFIT (CONTINUED)
(millions of U.S. dollars, unaudited)

	For the Nine Months Ended September 30, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	751	337	340	134	(49)	1,513	(3)	1,510
Less:
Depreciation	(145)	(143)	(134)	(21)	(11)	(454)	—	(454)

Adjusted operating profit	606	194	206	113	(60)	1,059	(3)	1,056
Less:
Amortization	(78)	(52)	(59)	(21)	—	(210)	—	(210)

Operating profit	528	142	147	92	(60)	849	(3)	846

Net other income								28
Net interest expense and other financing costs								(176)
Income taxes								(148)
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								549
Earnings from discontinued operations, net of tax								24

Net earnings								573

	For the Nine Months Ended September 30, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	657	301	301	120	(49)	1,330	3	1,333
Less:
Depreciation	(134)	(131)	(131)	(23)	(11)	(430)	—	(430)

Adjusted operating profit	523	170	170	97	(60)	900	3	903
Less:
Amortization	(80)	(63)	(47)	(20)	—	(210)	—	(210)

Operating profit	443	107	123	77	(60)	690	3	693

Net other income								79
Net interest expense and other financing costs								(192)
Income taxes								(133)
Equity in net losses of associates, net of tax								(12)

Earnings from continuing operations								435
Earnings from discontinued operations, net of tax								34

Net earnings								469

Thomson Reports Third-Quarter 2004 Results
October 26, 2004

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING
PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue, unaudited)

	For the Three Months Ended September 30, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	32.4%		40.2%		28.1%		26.7%		33.1%		—	33.1%
Less:
Depreciation	(5.9%	)	(8.7%	)	(10.5%	)	(3.7%	)	(7.8%	)	—	(7.8%	)

Adjusted operating profit	26.5%		31.5%		17.6%		23.0%		25.3%		—	25.3%
Less:
Amortization	(2.8%	)	(2.2%	)	(5.1%	)	(3.2%	)	(3.2%	)	—	(3.2%	)

Operating profit	23.7%		29.3%		12.5%		19.8%		22.1%		—	22.1%

	For the Three Months Ended September 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	33.0%		38.9%		28.5%		23.7%		32.9%		—	32.8%
Less:
Depreciation	(5.9%	)	(8.4%	)	(11.8%	)	(4.2%	)	(7.9%	)	—	(7.9%	)

Adjusted operating profit	27.1%		30.5%		16.7%		19.5%		25.0%		—	24.9%
Less:
Amortization	(3.9%	)	(2.3%	)	(4.3%	)	(2.9%	)	(3.4%	)	—	(3.4%	)

Operating profit	23.2%		28.2%		12.4%		16.6%		21.6%		—	21.5%

	For the Nine Months Ended September 30, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals		Total
Adjusted EBITDA	30.7%		22.0%		27.0%		23.8%		26.2%		(150.0%	)	26.2%
Less:
Depreciation	(5.9%	)	(9.3%	)	(10.7%	)	(3.8%	)	(7.8%	)	—		(7.9%	)

Adjusted operating profit	24.8%		12.7%		16.3%		20.0%		18.4%		(150.0%	)	18.3%
Less:
Amortization	(3.2%	)	(3.4%	)	(4.6%	)	(3.7%	)	(3.7%	)	—		(3.6%	)

Operating profit	21.6%		9.3%		11.7%		16.3%		14.7%		(150.0%	)	14.7%

	For the Nine Months Ended September 30, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Ongoing		Disposals	Total
Adjusted EBITDA	29.4%		20.9%		26.7%		23.1%		25.1%		20.0%	25.1%
Less:
Depreciation	(6.0%	)	(9.1%	)	(11.6%	)	(4.4%	)	(8.1%	)	—	(8.1%	)

Adjusted operating profit	23.4%		11.8%		15.1%		18.7%		17.0%		20.0%	17.0%
Less:
Amortization	(3.6%	)	(4.4%	)	(4.2%	)	(3.9%	)	(4.0%	)	—	(3.9%	)

Operating profit	19.8%		7.4%		10.9%		14.8%		13.0%		20.0%	13.1%

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CONSOLIDATED STATEMENT OF EARNINGS (millions of U.S. dollars, except per common share data) (unaudited)
CONSOLIDATED BALANCE SHEET (millions of U.S. dollars)
CONSOLIDATED STATEMENT OF CASH FLOW (millions of U.S. dollars) (unaudited)
BUSINESS SEGMENT INFORMATION* (millions of U.S. dollars) (unaudited)
RECONCILIATIONS
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars, unaudited)
RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (CONTINUED) (millions of U.S. dollars, unaudited)
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue, unaudited)